Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp.

Commission File No. 001-39993

Date: May 20, 2021

Arqit and Sumitomo to make Japan Quantum Safe

Arqit Limited (Head Office: London SE1 2RE, United Kingdom; Founder and Chairman: David Williams) (hereinafter, Arqit) and Sumitomo Corporation (Head Office: Chiyoda-ku, Tokyo; Representative Director, President and Chief Executive Officer: Masayuki Hyodo) (hereinafter, Sumitomo) today announce a long-term partnership to distribute Arqit’s ground-breaking quantum encryption technology for the benefit of the Japanese economy.

Sumitomo has signed a long-term distribution contract with Arqit and has secured the distribution rights to sell Arqit’s technology to the Japanese government, enterprises and citizens. Sumitomo will also invest into the PIPE transaction that forms part of Arqit’s agreement to combine with Centricus Acquisition Corp. and list on the Nasdaq Stock Market, as announced on May 13th.

Arqit’s product, QuantumCloudTM is designed to solve current and future threats to the security of internet communications. Arqit, a British company established in 2017, has invented and built a quantum encryption platform using transformational innovation in both quantum physics and crypto-mathematics. Arqit has benefitted from a close working relationship in Japan with Sumitomo since 2019.

Arqit’s mission is to use transformational quantum encryption technology to keep safe the data of our governments, enterprises and citizens. In the last four years, operating in secret, Arqit has invented technology which fundamentally changes the principles of Quantum Key Distribution, and found ways to extend substantially all of the benefits of this technology to end point devices with just simple software downloads. The product, QuantumCloudTM is symmetric encryption reborn for the cloud. It is a significant improvement now on legacy PKI encryption technology, and delivers protection against quantum attack in future. The US Government department NIST published a White Paper in April urging haste in the creation of new solutions to these problems – Arqit and its partners have achieved just such a solution.

Sumitomo expects to take a strong market lead in Japan in the exploitation of Arqit’s technology to protect the assets and information of the Japanese government, enterprises and citizens. The two parties further intend to collaborate on new research and development to enhance Japanese participation in the supply chain and for potential joint business operation. For example, providing a quantum encrypted telecommunication service for financial institutions, and securing customers’ personal and payment information. Sumitomo has also engaged in a separate project with Arqit, funded by the UK Space Agency, to design a special government version of the technology as an international collaboration and seeks an opportunity to establish a collaborative relationship with Japanese government organizations.

Mr Eiji Ishida, Executive Officer and General Manager, Lease, Ship and Aerospace Business Division of Sumitomo said: “We are pleased to have played a strong supporting role in the development and financing of Arqit’s business, and intend to be a strong long term partner. For Sumitomo this is an opportunity to contribute enhancement of cyber security capabilities for the important benefit of Japanese governments, enterprises and citizens.”

Arqit Founder and Chairman David Williams said: “The technology we have developed has the potential to be of significance on a global basis. The world needs stronger, simpler cyber security and it is important that we make international partnerships with allied countries to protect each other’s interests. I am delighted to announce such a strong partnership with Sumitomo, which has been a pioneering and creative partner during the development phase of Arqit’s technology. We look forward to many years of close collaboration and mutual benefit in partnership in Japan.”

Contact

Arqit

Nick Miles, Montfort PR, +44 (0)7739 701634 miles@montfort.london

Sumitomo

Tamaki Arai, Corporate Communications Dept., +81 (0)80 1038 8815 tamaki.arai@sumitomocorp.com

Kazuaki Asada, Corporate Communications Dept., +81 (0)80 6684 9990 kazuaki.asada@sumitomocp.com

About Arqit

Arqit has invented a unique quantum encryption technology which makes the communications links of any networked device secure against current and future forms of hacking – even an attack from a quantum computer. Arqit’s product, called QuantumCloud™ creates unbreakable software encryption keys which are easy and efficient to use remotely with no hardware or disruption to software required. The software has universal application to every edge device and cloud machine in the world. Headquartered in the United Kingdom with subsidiaries in the United States, Arqit was founded in 2017 by UK satellite industry veteran David Williams.

About Sumitomo Corporation

Sumitomo Corporation is one of the world’s leading trading and business investment company. As an integrated business enterprise, Sumitomo has emerged as a major organizer of multinational projects, an expediter of ideas, an important international investor and financier, and a powerful force for distribution of products and global communications through a network of offices worldwide.

The company’s core business groups include Metal Products, Transportation & Construction Systems, Infrastructure, Media & Digital, Living Related and Real Estate, and Mineral Resources, Energy, Chemical & Electronics. For more information visit www.sumitomocorp.com

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.